Filed by VimpelCom Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company’s Commission File No.: 001-14522

Combination of Kyivstar and OJSC VimpelCom Cleared in Ukraine

Amsterdam, 18 March 2010 VimpelCom Ltd. welcomes the approval by the Antimonopoly Committee of Ukraine (AMC) of the establishment of VimpelCom Ltd. by Telenor Group and Altimo, combining their common assets in OJSC VimpelCom and Kyivstar.

At its panel meeting on 9 March 2010, the AMC granted approval of the transaction combining Telenor Group’s and Altimo’s existing shareholdings in OJSC VimpelCom and Kyivstar under a single holding structure, VimpelCom Ltd. The AMC has confirmed by its decision that the transaction will not result in monopoly conditions or any significant restriction of competition in the relevant telecommunications markets in Ukraine. This clearance followed a review by the AMC that focused on the implications of the proposed combination of the Ukrainian mobile operators Kyivstar and URS/Golden Telecom (the Ukrainian subsidiaries of OJSC VimpelCom) within the new structure of VimpelCom Ltd.

Comment

Commenting on the AMC’s decision, Alexander Izosimov, CEO of VimpelCom Ltd., said;

“Regulatory approval in Ukraine is another critical step towards completing the transaction and establishing VimpelCom Ltd. as a leading value creation platform in global emerging markets telecoms. It means we will now be able to fully realize the potential for synergies in Ukraine through the full integration of the local OJSC VimpelCom and Kyivstar businesses.”

Ends

Contacts

Questions on VimpelCom Ltd. may be directed to Citigate Dewe Rogerson:

Citigate Dewe Rogerson

David Westover, Director

Andrew Hey, Director

3 London Wall Buildings

London Wall

London EC2M 5SY, United Kingdom

Tel: +44 (0)20 7638 9571

Questions on OJSC VimpelCom may be directed to OJSC VimpelCom’s Investor Relations team:

OJSC VimpelCom Investor Relations Team

Email: Investor_Relations@VimpelCom.com

4 Krasnoproletarskaya Street

Moscow 127006, Russia

Tel: +7 (495) 974 5888

Fax: +7 (909) 991 7903

Questions on Kyivstar may be directed to:

Telenor Group

Dag Melgaard, Group Communications

E-mail: dag.melgaard@telenor.com

Tel: (+47) 901 92 000

Dag Eide, Investor Relations

E-mail: dag.eide@telenor.com

Tel: (+47) 458 05 050

Notes to Editors:

Exchange Offer Timetable

Under the exchange offer that will combine OJSC VimpelCom and Kyivstar in VimpelCom Ltd. launched on February 9, 2010, VimpelCom Ltd. is offering to holders of shares and American Depositary Shares (“ADSs”) of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP) depositary shares representing VimpelCom Ltd. shares (“DRs”) or a nominal cash amount in exchange for OJSC VimpelCom shares and ADSs (the “Exchange Offer”). The Exchange Offer in the U.S. will close at 5:00 pm New York City time on April 15, 2010 and the Exchange Offer in Russia will close at 11:59 pm Moscow time on April 20, 2010, unless extended.

About VimpelCom Ltd.

The combination of OJSC VimpelCom and Kyivstar into one consolidated company will create a stronger business with enhanced market presence and growth prospects, leading to substantial value creation potential for OJSC VimpelCom shareholders and benefits for all shareholders, subscribers and employees. In particular, the transaction will:

•	Create a leading emerging markets mobile operator with over 86.6 million subscribers as of December 31, 2009, USD 10.1 billion pro forma combined net operating revenues for the 2009 fiscal year;
•

Improve OJSC VimpelCom’s and Kyivstar’s positions in their existing markets, enabling them to take advantage of attractive opportunities for in-market consolidation and raising the overall profile of the combined group among its peers and competitors;

•	Strengthen OJSC VimpelCom’s and Kyivstar’s strategic profiles;
•	Enable OJSC VimpelCom and Kyivstar to be managed on a unified basis, with the potential for operational improvements and efficiencies; and
•	Align the interests of all shareholders of OJSC VimpelCom and Kyivstar by resolving outstanding disputes between shareholders and creating a basis for a robust corporate and governance structure.

VimpelCom Ltd.’s immediate focus will be to optimise its financial, operational and marketing efficiencies in its core markets. In the medium term, VimpelCom Ltd.’s strategy will be to explore opportunities for further expansion in emerging markets, including Asia and Africa, with the goal of creating value for shareholders. VimpelCom Ltd.’s dividend policy will be to distribute annually at least 50% of free cash flow from Kyivstar and 50% of free cash flow from OJSC VimpelCom’s Russian operations.

About Kyivstar

Kyivstar is the leading mobile operator in Ukraine by total number of subscribers, with a 39.9% subscriber market share and approximately 22.0 million subscribers as of December 31, 2009. Kyivstar benefits from having a strong cash flow generation and low leverage and a leading brand awareness, service, network coverage and quality in Ukraine. It is a leader in key sub-segments of the Ukrainian market, including the mass and youth segments, and is focused on extending its broadband services, positioning itself as the leading provider of multimedia services in its market. Telenor currently owns 56.5% of Kyivstar’s share capital through its wholly owned subsidiary Telenor Mobile Communications AS and Altimo currently owns 43.5% of Kyivstar’s share capital indirectly through its wholly owned subsidiary Storm LLC.

Important Additional Information

In connection with the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary prospectus and related acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the preliminary prospectus) and any other documents relating to the Exchange Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related acceptance materials and other relevant documents filed with the SEC, can be obtained at the SEC’s website at www.sec.gov. The preliminary prospectus and related Exchange Offer acceptance materials are being mailed to eligible holders of OJSC VimpelCom securities. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the Exchange Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the preliminary prospectus and related acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Exchange Offer in Russia if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.